UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )*

                               PAXAR CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                  704227107000
                                 (CUSIP Number)

                               THOMAS W. SMITH
                              323 RAILROAD AVENUE
                              GREENWICH, CT 06830
                                  203-661-1200

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 29, 1995
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. |_|

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT. |X| (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT
ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S
 INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                         ------------------------------



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CUSIP NO. 704227107000                                  Page 2 of 10 Pages


1. Name of Reporting Person/SS or IRS Identification Number of Above Person
         Thomas W. Smith

2.       Check the Appropriate Box if a Member of a Group*
         (a)
         (b)  (x)

3.       SEC Use Only

4.       Source of Funds*
         00 (Funds of Managed Accounts)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6.       Citizenship or Place of Organization
         U.S.A.

Number of Shares                           7. Sole Voting Power: 100
Beneficially Owned                         8. Shared Voting Power: 1,784,450
by Each Reporting                          9. Sole Dispositive Power: 100
Person With                               10. Shared Dispositive Power 1,784,450

11.      Aggregate Amount Owned by Each Reporting Person
         1,784,550

12.      Check Box if the Aggregate Amount in
         Row 11 Excludes Certain Shares*
         [ ]

13.      Percent of Class Represented by amount in Row 11:
         8.06%

14.      Type of Reporting Person:*
         IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







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CUSIP NO. 704227107000                                  Page 3 of 10 Pages


1. Name of Reporting Person/SS or IRS Identification Number of Above Person
         Thomas N. Tryforos

2.       Check the Appropriate Box if a Member of a Group*
         (a)
         (b)  (x)

3.       SEC Use Only

4.       Source of Funds*
         00 (Funds of Managed Accounts)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6.       Citizenship or Place of Organization
         U.S.A.

Number of Shares                           7. Sole Voting Power: 0
Beneficially Owned                         8. Shared Voting Power: 1,784,450
by Each Reporting                          9. Sole Dispositive Power: 0
Person With                               10. Shared Dispositive Power 1,784,450

11.      Aggregate Amount Owned by Each Reporting Person
         1,784,450

12.      Check Box if the Aggregate Amount in
         Row 11 Excludes Certain Shares*
         [ ]

13.      Percent of Class Represented by amount in Row 11:
         8.06%

14.      Type of Reporting Person:*
         IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                               Page 4 of 10 Pages


ITEM 1.           SECURITY AND ISSUER.
                  This  statement  relates to the common stock,  $0.10 par value
(the "Common Stock") of Paxar Corporation, a New York corporation whose principal executive offices are located at 105 Corporate Park Drive, White Plains, NY 10604.

ITEM 2.           IDENTITY AND BACKGROUND.
                  (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas N. Tryforos (the "Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.



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                                                              Page 5 of 10 Pages


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 An aggregate of $23,295,749 of the funds of the Managed Accounts (as hereinafter defined) was used to purchase the shares reported herein.

ITEM 4.           PURPOSE OF TRANSACTION.

                  As set forth in Item 5, Mr. Smith beneficially owns 1,784,550 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"), and Mr. Tryforos beneficially owns 1,784,450 shares in his capacity as investment manager for four of the Managed Accounts. The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees), and a trust for the benefit of a family member of Mr. Smith (for which Mr. Smith is a trustee). Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, none of the Reporting


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                                                              Page 6 of 10 Pages


Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1995 that 22,144,432 shares of Common Stock were outstanding as of September 30, 1995) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 1,784,550 shares (8.06%); Mr. Tryforos -- 1,784,450 shares (8.06%). All of such shares are held in the Managed Accounts.
                  (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 100 shares of Common Stock. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,784,450 shares of Common Stock.

                  (c) During the 60 days preceding the date hereof, the Reporting Persons purchased an aggregate of 797,800 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the New York Stock Exchange as follows:

                       NUMBER OF SHARES
DATE OF PURCHASE          PURCHASED              PRICE PER SHARE
  11/27/95                        100                    $12.125
  11/29/95                    797,700                     11.625



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                                                              Page 7 of 10 Pages


                   (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.
                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as otherwise set forth in this statement, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
                  1. Agreement relating to the joint filing of Statement on Schedule 13D dated December 7, 1995 as required by
Rule 13d-1(f).



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                                                              Page 8 of 10 Pages


                                                     SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 7, 1995

                                       /s/ Thomas W. Smith
                                           Thomas W. Smith


                                      /s/ Thomas N. Tryforos
                                          Thomas N. Tryforos


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                                                              Page 9 of 10 Pages


                                                   EXHIBIT INDEX



                                                       SEQUENTIALLY
DOCUMENT                                               NUMBERED PAGE


1.       Agreement relating to the joint                       10
         filing of Statement on Schedule
         13D dated December 7, 1995 as
         required by Rule 13d-1(f).